Filed by Obsidian Energy Ltd.
(Commission File No. 001-32895)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bonterra Energy Corp.

Obsidian Energy Launches Exchange Offer for Bonterra Energy to Create the “Cardium Champion”

CALGARY, September 21, 2020—OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, “we”, or “our”) today announced that we have formally commenced our offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Bonterra Shares”) of Bonterra Energy Corp. (TSX – BNE) (“Bonterra”) for consideration consisting of two common shares of Obsidian Energy (the “Obsidian Shares”) for each Bonterra Share tendered.

“We believe that our offer is a unique and compelling opportunity to create the “Cardium Champion”, with a far superior future than Bonterra could achieve on a standalone basis,” said Stephen Loukas, Interim President and Chief Executive Officer of Obsidian Energy. By combining our companies, shareholders of both companies will benefit from a lower cost structure, improved capital efficiency and an ability to generate substantially more free cash flow than either company could alone. With increased cash flow available to accelerate debt repayment, the combined entity could achieve an improved financial position and create a clear path to significant share price appreciation.”

“Since we publicly announced our interest in a combination with Bonterra, we have received encouraging feedback from a significant number of shareholders of both companies and other interested parties that reinforces our view that the combination of Obsidian Energy and Bonterra is in the best interests of both companies and their respective stakeholders. While we are pleased to be able to give Bonterra shareholders this compelling opportunity directly, we remain prepared to immediately engage with Bonterra’s Board of Directors to allow for a smooth and expeditious path to closing.”

REASONS TO ACCEPT THE OFFER

We believe that the Offer is compelling, and that the combined entity will be a stronger, well-positioned company with a far superior future than Bonterra shareholders could achieve on a stand-alone basis, for the following reasons:

•	Creates the Cardium Champion with Enhanced Scale and Relevance.
o	Meaningful Scale: Top 20 Western Canadian oil producer with 35,000 boe/d of oil-weighted production, more than three times the size of Bonterra as at Q2 2020.
o	Financially Attractive: Greater funds flow per share, lower debt to EBITDA, higher free cash flow, and a stronger overall business.
o	Enhanced Business: Ability to accelerate debt repayment through improved free cash flow, and to deploy combined capital spending towards best-return inventory at Willesden Green.
o

Well Positioned for Further Consolidation: The combined entity would be ~2x the size of any other Cardium-focused firm, and would be positioned to be the Cardium consolidator with the ability to pursue further synergies from follow-on transactions.

•	Reduce Risk: Stable Balance Sheet, Debt Reduction, Improved Access to Capital.
o

Bonterra is over-levered and Bonterra shareholders are exposed to the risk that its syndicate banks withdraw their support of Bonterra. Bonterra’s current business plan proposes to further increase debt compared to the combined entity, which is expected to generate increased cash flow and to accelerate the pay down of outstanding debt. Lower debt improves the stability of the business and shifts more value to equity owners over time as the combined low-decline, oil-weighted production base is maintained.

o

Bonterra’s proposed Business Development Bank of Canada second-lien term facility is currently non-binding and it is unclear whether the facility will be finalized as contemplated due to the requirement that all of Bonterra’s bank lenders will need to agree to additional duration as well as to extend additional credit under revised intercreditor relationships – there is no certainty that these requirements will be acceptable to Bonterra’s bank lenders.

•	Significant Accretion to Shareholders.
o

The combined entity is projected to deliver significantly higher FFO per share than Bonterra as a stand-alone entity. Greater FFO per share, combined with falling debt due to accelerated debt repayment, enables greater equity value per share[1]. The combined entity would benefit from Obsidian Energy’s tax pool position[2], thereby further enhancing the FFO per share profile for Bonterra shareholders.

•	Maintain Operating Strengths: Low Decline and High Netback Light Oil.
o

Low Decline: The combined entity’s high-quality asset base has a low decline rate, providing more stable production levels and lower capital requirements to maintain current production levels. The combined entity’s base production and proved developed producing (“PDP”) reserves have a decline of ~18%, which is below most oil producing peers.

o

Track Record of Success in Lowering Costs: Obsidian Energy’s total cash cost per unit of production is lower than Bonterra. Importantly, Obsidian Energy views the break-even price for the combined entity to be below US$40/bbl WTI (assuming US$4.00/bbl Edmonton Par differentials, C$2.04/MMBtu AECO and a 1.36x C$/US$ foreign exchange rate), which is superior to Bonterra’s stand-alone break-even, estimated at US$42.00/bbl WTI under the same assumptions.

•	Meaningful Synergies Drive Equity Appreciation.
o

The combined entity is expected to benefit from synergies of ~$50MM after the first year (at a US$50/bbl WTI oil price and C$1.95/MMbtu AECO commodity prices) including lower G&A and operating costs, improved capital efficiency from program scale as well as devoting capital to projects expected to yield the highest returns, alignment on decommissioning liability strategy, and lower interest/financing costs over time. These synergies are very meaningful and are larger than Bonterra’s current market capitalization.

The offer to purchase and take-over bid circular and related offer documents (the “Offer Documents”) are being mailed to Bonterra shareholders and have also been filed with the Canadian and United States securities regulators and are available under Obsidian Energy’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Obsidian Energy’s website at www.obsidianenergy.com.

ABOUT THE OFFER

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless extended, accelerated or withdrawn.

As set out in further detail in the Offer Documents, the Offer is subject to certain conditions, including: that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Bonterra Shares (on a fully-diluted basis) and certain regulatory and third party approvals (as outlined in the Offer Documents) shall have been obtained, including Obsidian Energy shareholders approving, as required by the rules of the Toronto Stock Exchange, the issuance of the Obsidian Shares to be distributed by Obsidian Energy in connection with the Offer, and other customary conditions. Subject to applicable law, Obsidian Energy reserves the right to withdraw, accelerate or extend the Offer and to not take up and pay for any Bonterra Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by Obsidian Energy at or prior to the expiry of the Offer. Bonterra shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety since they contain additional important information regarding Obsidian Energy and the terms and conditions of the Offer as well as detailed instructions on how Bonterra shareholders can tender their Bonterra Shares to the Offer.

[1]	Assumptions Underlying FFO Per Share Accretion Analysis:
•	Combined entity FFO based on combined entity forecast inclusive of synergies realized.
•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.
•	Assumes two (2) Obsidian Shares are issued per each Bonterra Share tendered pursuant to the Offer.
•	Combined entity per share metrics based on 140 million pro forma Obsidian Shares outstanding.
•	Combined entity per share metrics net to the Company assume that each Bonterra Share is exchanged for two (2) Obsidian Shares.
[2]	Relative to Bonterra’s tax horizon as stated in its May 2020 corporate presentation.

Questions? Bonterra shareholders should contact Kingsdale Advisors, the information agent and depositary for the Offer, at 1-888-564-7333 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

The offer and sale of Obsidian Shares pursuant to the Offer is subject to a registration statement (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The Registration Statement includes various documents related to such offer and sale. OBSIDIAN ENERGY URGES INVESTORS AND SHAREHOLDERS OF BONTERRA TO READ THE REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AND SALE OF OBSIDIAN SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Obsidian Energy or the Offer, at the SEC’s website (www.sec.gov) under the issuer profile for Obsidian Energy, or on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3.

Copies of the Offer Documents may also be obtained free of charge upon request from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3. The Offer Documents will also be available on Obsidian Energy’s website at www.obsidianenergy.com.

APPROVALS

The Offer has been unanimously approved by Obsidian Energy’s Board of Directors. Tudor, Pickering, Holt & Co. Securities – Canada, ULC has delivered an opinion to Obsidian Energy’s Board of Directors to the effect that, as of September 18, 2020, and based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion, the exchange ratio in the Offer was fair to Obsidian Energy from a financial point of view.

Obsidian Energy has engaged Tudor, Pickering, Holt & Co. Securities – Canada, ULC to act as its financial advisor, Stikeman Elliott LLP, Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal counsel, Kingsdale Advisors as the information agent and the depositary in respect of the Offer and Longview Communications & Public Affairs as its strategic communications advisors.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Obsidian Energy or Bonterra. The Offer is made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documents. While the Offer will be made to all holders of Bonterra Shares, the Offer will not be made or directed to, nor will deposits of Bonterra Shares be accepted from or on behalf of, holders of Bonterra Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

OIL AND GAS INFORMATION ADVISORY

Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

This news release contains references to the terms EBITDA, Debt, funds flow from operations, cash flow, free cash flow, netbacks and cash cost which do not have a standardized meaning prescribed by International Financial Reporting Standards and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. EBITDA is net income (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation, impairment and accretion. Debt is bank debt or long-term debt, senior notes and, solely in respect of Bonterra, subordinated debt (including the subordinated note(s) issued by Bonterra to private related party investors). Funds flow from operations (or FFO) is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the combined entity’s ability to fund planned capital programs. Cash flow is funds flow from operations before changes in any non-cash working capital changes and decommissioning expenditures. Free cash flow is funds flow from operations less capital and decommissioning expenditures. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Cash cost is the sum of operating costs, transportation costs and G&A on a $/boe basis.

ABBREVIATIONS
AECO	Alberta Energy Company
bbl	barrel
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MMBtu	million British Thermal Units
MSW	mixed sweet blend
WTI	West Texas Intermediate

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this press release contains forward-looking statements pertaining to, without limitation, the following: the timing for acceptance of the Offer; the satisfaction of the conditions to the Offer; the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra, including as to expected cost synergies, accretion, and expectations for each of the entities on a stand-alone basis; the resulting benefits of the Offer to Obsidian Energy and Bonterra shareholders; and that the Offer is the better option compared to adding more debt to an already over-levered balance sheet for Bonterra shareholders. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions) are forward-looking statements.

With respect to forward-looking statements contained in this press release, Obsidian Energy has made assumptions regarding, among other things: that both Obsidian Energy and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities continue to obtain extensions in respect of their thereof and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s respective businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that Bonterra’s publicly available information, including it public reports and securities filings as of September 18, 2020, are accurate and complete; that the combined entity’s shares will trade at a multiple comparable to peers; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

MEDIA CONTACT

Lisa Ottmann

Partner

Longview Communications & Public Affairs

Direct: 587-355-1947

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com